OPERATING AGREEMENT OF MESA AIR GROUP AIRLINE INVENTORY MANAGEMENT, L.L.C .

This Operating Agreement of Mesa Air Group Airline Inventory Management, L.L.C., ("Company"), a limited liability company organized pursuant to the Arizona Limited Liability Company Act, Arizona Revised Statutes §§ 29-601 - 29-857, ("Act"), is entered into and shall be effective as of December 23, 2002, by and between the Company and Mesa Air Group Inc., a Nevada Corporation, its sole member ("Member").

ARTICLE I. FORMATION

1.1 **Organization.** The Member has organized the Company as a limited liability company pursuant to the provisions of the Act.

1.2.   **Operating Agreement; Effect of Inconsistencies With The Act.** For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Member and the Company hereby agree to the terms and conditions of this Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the parties that this Operating Agreement shall be the sole source of agreement of the parties, and this Operating Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Member shall be entitled to rely on the provisions of this Operating Agreement, and the Member shall be not liable to the Company for any action or refusal to act taken in good faith reliance on the terms of this Operating Agreement. The Member and the Company hereby agree that the duties and obligations imposed on the Member as such shall be those set forth in this Operating Agreement, which is intended to govern the relationship between the Company and the Member, notwithstanding any provision of the Act or common law to the contrary.

1.3. **Name.** The name of the Company is Mesa Air Group Airline Inventory Management, L.L.C., and all business of the Company shall be conducted under that name or under any other name, but in any case, only to the extent permitted by applicable law.

1.4. **Effective Date.** This Operating Agreement shall become effective immediately after the filing of the Articles with the Arizona Secretary of State.

1.5. **Term.** The term of the Company shall be perpetual until dissolved and its affairs wound up in accordance with the Act or this Operating Agreement.

1.6. **Registered Agent and Office.** The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles as filed in the office of the Arizona Secretary of State. The Member, may, from time to time, change the registered agent or office through appropriate filings with the Arizona Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Member shall promptly designate a replacement registered agent or file a notice of change of address as the case may be.

1.7. **Principal Office.** The Principal Office of the Company shall be located at the address reflected in the Articles as filed in the office of the Arizona Secretary of State. The Member, may, from time to time, change the principal office and make appropriate filings with the Arizona Secretary of State to reflect that fact.

ARTICLE II. DEFINITIONS

For purposes of this Operating Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

2.1. **Act.** The Arizona Revised Statutes §§ 29-601-29-857, as amended.

2.2. **Additional Member.** A Member other than the Initial Member who has acquired a Membership Interest from the Company.

2.3. **Admission (Admit).** The act of becoming a Member and obtaining the rights appurtenant to a Membership Interest.

2.4. **Articles.** The Articles of Organization of the Company as properly adopted and amended from time to time by the Member and filed with the Arizona Secretary of State.

2.5. **Capital Contribution.** Any Contribution or contribution of services made by or on behalf of a Member as consideration for a membership interest.

2.6. **Company.** Mesa Air Group Airline Inventory Management, L.L.C., a limited liability company formed under the laws of the State of Arizona, and any successor limited liability company.

2.7. **Operating Agreement.** This Operating Agreement including all amendments adopted in accordance with this Operating Agreement and the Act.

2.8. **Company Property.** Any Property owned by the Company.

2.9. **Contribution.** Any contribution of Property made by or on behalf of a Member as consideration for a Membership Interest or as a contribution of the capital of the Company.

2.10.   **Distribution.** A transfer of Company Property to a member on account of a Membership Interest, regardless of whether the transfer occurs on the liquidation of the Company, in exchange for the Member's interest or otherwise.

2.11.   **Disposition (Dispose).** Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

2.12.   **Member.** The Member executing this Operating Agreement, any transferee of a Member or any Additional Member. At any time there are more than one Member, the term "Member" shall mean all Members, and any action that may be taken under this Operating Agreement by the Member may be taken by any Member, provided that any dispute with respect to any action shall be decided by a majority of the Members.

2.13.   **Membership.** A Member's entire interest in the Company including such Member's rights in the Company's profits, losses and Distributions pursuant to this Operating Agreement and the Act and such other rights and privileges that the Member may enjoy by being a Member.

2.14.   **Person.** An individual, trust, estate or any incorporated or unincorporated organization permitted to be a member of a limited liability company under the laws of the State of Arizona.

2.15.   **Proceeding.** Any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other Person subject to the jurisdiction of such court, arbitrator or governmental agency.

2.17.   **Property.** Any property, real or personal, tangible or intangible (including goodwill), including cash and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

2.18.   **Taxing Jurisdiction.** Any state local or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

ARTICLE III. NATURE OF BUSINESS

The business of the Company is to consolidate purchasing and managing inventory held by its Member and affiliated companies in the State of Arizona and in various other locations throughout the country in an effort to manage the level of inventory and minimize investment. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose. The Company exists only for the purpose specified in this Article III, and may not conduct any other business without the consent of the Member. The authority granted to the Member hereunder to bind the Company shall be limited to actions necessary or convenient to this business.

ARTICLE IV. ACCOUNTING AND RECORDS

The Member shall maintain the records required by the nonwaivable provisions of the Act at the Principal Office. An alternative provision, that should be used only if the Member is actually going to maintain these records, is:

The Member shall maintain at the Principal Office:

4.1. The full name and business address of the Member;

4.2. A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which Articles have been executed;

4.3. Copies of the Company's federal, foreign, state and local income tax returns and reports (or the portions of the returns of others showing the taxable income deductions, gain, loss and credits of the Company), if any, for the three most recent years;

4.4. Copies of this Operating Agreement including all amendments thereto;

4.5. Any financial statements of the Company for the three most recent years;

4.6. If not set forth in this Operating Agreement, a writing or other data compilation from which information can be obtained through retrieval devices into reasonably usable form setting forth the following:

4.6.1. The amount of cash and a description and statement of the agreed value of the other property or services contributed by the Member and which the Member has agreed to contribute;

4.6.2. Any right of a Member to receive, or of the Company to make, distributions to a Member which include a return of all or any part of the Member's Capital Contribution or distributions in kind; and

4.6.3. Any events upon the happening of which the Company is to be dissolved and its affairs wound up.

ARTICLE V. NAME AND ADDRESS OF MEMBER

The name and address of the Member is:


MESA AIR GROUP, INC.
410 North 44th Street, Ste. 700
Phoenix, Arizona 85008


ARTICLE VI. MANAGEMENT

6.1. **Management Rights.** Subject to subsection 6.2 of this Article, the Member shall conduct the business of the Company and all management of the Company shall be vested in the Member. The Member shall have power and authority to take the following actions on behalf of the Company:

6.1.1. The institution, prosecution and defense of any Proceeding in the Company's name;

6.1.2. The acquisition of Property, wherever located. The fact that the Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Member from dealing with that Person subject to other provisions of this Operating Agreement;

6.1.3. The Disposition of Company Property;

6.1.4. The entering into contracts and guaranties; incurring of liabilities; borrowing money not to exceed $5,000,000 in any single transaction or series of related transactions, issuance of notes, bonds and other obligations; and the securing of any of its obligations by mortgage or pledge of any Company Property or income;

6.1.5. The lending of money, investment and reinvestment of the Company's funds, and receipt and holding of Property as security for repayment, including, without limitation, the loaning money to, and otherwise helping the Member, officers, employees and agents;

6.1.6. The conduct of the Company's business, the establishment of Company offices and the exercise of the powers of the Company within or without the State of Arizona;

6.1.7. The appointment of employees and agents of the Company, the defining of their duties, the establishment of their compensation;

6.1.8. The payment of pensions and establishment of pension plans, pension trusts, profit sharing plans, and benefit and incentive plans for all or any of the current or former Members, employees and agents of the Company;

6.1.9. The making of donations to the public welfare or for religious, charitable, scientific, literary or educational purposes;

6.1.10. The payment or donation, or any other act that furthers the business and affairs of the Company;

6.1.11. To payment of compensation, or additional compensation to the Member and employees on account of services previously rendered to the limited liability company, whether or not an agreement to pay such compensation was made before such services were rendered;

6.1.12. The purchase of insurance, for the life of any of the Members or employees for the benefit of the Company;

6.1.13. The participation in partnership agreements, joint ventures or other associations of any kind with any Person or Persons;

6.1.14. The indemnification of Member or any other Person.

6.1.15. The location or relocation of a place of business for the Company;

6.1.16. The execution of, or appointment of officers and agents with such designation as the Member may determine to execute, on behalf of the Company, all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage, investment or disposition of property, including the licensing of intellectual property;

6.1.17. The determination of the amount of, and the making of Distributions;

6.1.18. The purchase of liability and other insurance to protect the Company's property and business;

6.1.19. The investment of any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

6.1.20. The confession of a judgment against the Company;

6.1.21. The making of any capital expenditure not in excess of $5,000,000;

6.1.22. The employment of accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

6.1.23. The doing and performance of all other acts as may be necessary or appropriate to carry out the Company's business purpose.

6.2. **Certain Powers of Member and Restrictions on Authority of the Member.** Notwithstanding subsection 6.1 of this Article, only the Member may take the following actions:

6.2.1. The Admission of an Additional Member;

6.2.2. The initiation or a proceeding for the Bankruptcy of the Company;

6.2.3. The change in the purpose of the Company;

6.2.4. The approval of a merger, conversion or the application of any statute (the application of which is elective) to the Company;

6.2.5. The taking of any action which would make it impossible   to   fulfill   the purpose of the Company;

6.2.6. The amendment of this Operating Agreement or take any action in violation of this Operating Agreement;

6.2.7. The causing of the Company to voluntarily initiate a proceeding under which the Company would become a Debtor under the United States Bankruptcy Code;

6.2.8. The sale, exchange or other Disposition of all, or substantially all, of the Company Property other than in the ordinary course of the Company's business.

6.3. **Liability of Member.** The Member shall not be liable as Member for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on the Member for liabilities of the Company.

6.4. **Indemnification.** The Company shall indemnify the Member for all costs, losses, liabilities and damages paid or accrued by the Member (either as Member or as agent) in connection with the business of the Company or because such Person is a Member, to the fullest extent provided or allowed by the law of the State. In addition, the Member shall cause the Company to advance costs of participation in any Proceeding to the Member. The Member may indemnify all other employees and agents of the Company for all costs, losses, liabilities and damages paid or accrued by the agent or employee in connection with the business of the Company or because such Person is an agent or employee, to the fullest extent provided or allowed by the laws of the State.

6.5. **Conflicts of Interest**

6.5.1.   The Member shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that the Member may enter into transactions that are similar to the transactions into which the Company may enter.

6.5.2. A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if either the transaction   is   fair to the Company or the Member.

6.6. **Authority of Member To Bind the Company.** Only the Member and agents of the Company authorized by the Member shall have the authority to bind the Company.

6.7. **Compensation of Member.** The Member shall be reimbursed all reasonable expenses incurred on behalf of the Company and shall be entitled to reasonable compensation, in an amount to be determined from time to time by the Member.

6.8. **Standard of Care of Member**. The Member's duty of care in the discharge of the Member's duties to the Company is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. In discharging its duties, the Member shall be fully protected in relying in good faith upon the records required to be maintained under Article IV and upon such information, opinions, reports or statements by any of its agents, or by any other Person, as to matters the Member reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

ARTICLE VII. CONTRIBUTIONS

The Member shall make the Contribution described for that Member on Exhibit A at the time and on the terms specified on Exhibit A. If no time for the Contribution is specified, the Contributions shall be made upon the filing of the Articles with the Arizona Secretary of State. The value of the Contributions shall be as set forth on Exhibit A. No interest shall accrue on any Contribution and the Member shall not have the right to withdraw or be repaid any Contribution except as provided in this Operating Agreement.

ARTICLE VIII. DISTRIBUTIONS

Except as provided by nonwaivable provisions of the Act, the Company may make distributions as determined by the Member.

ARTICLE IX. TAXES

9.1. **Elections.** The Member may make any tax elections for the Company allowed under the Internal Revenue Code of 1986 as amended from time to time or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

9.2. **Taxes of Taxing Jurisdictions.** To the extent that the laws of any Taxing Jurisdiction requires, the Member will prepare and the Member will execute and submit an agreement indicating that the Member will make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Member's income and interest, and penalties assessed on such income, if such agreement is required by the Taxing Jurisdiction. If the Member fails to provide such agreement, the Company may withhold and pay over to such Taxing Jurisdiction the amount of tax, penalty and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments with respect to the income of a Member shall be treated as a distribution for purposes of Article VIII.

9.3. **Method of Accounting.** The records of the Company shall be maintained on the same method of accounting as that of the Member.

ARTICLE X. DISPOSITION OF MEMBERSHIP INTEREST AND ADMISSION OF ASSIGNEES AND ADDITIONAL MEMBERS

10.1. **Disposition.** The Member's Membership Interest is transferable either voluntarily or by operation of law. The Member may Dispose of all or a portion of the Member's Membership Interest. Notwithstanding any provision of the Act to the contrary, upon the Disposition of the Member's Membership Interest, the transferee shall be Admitted upon the completion of the transfer without further action. Upon the transfer of a Member's entire Membership Interest (other than a temporary transfer or transfer as a pledge or security interest) the Member shall cease to be a Member and shall have no further rights or obligations under this agreement, except that the Member shall have the right to such information as may be necessary for the computation of the Member's tax liability.

10.2. Admission of Additional Members. The Member may Admit Additional Members and determine the Capital Contributions of such Additional Members.

ARTICLE XI. DISSOLUTION AND WINDING UP

11.1. **Dissolution.** The Company shall be dissolved and its affairs wound up, upon the will of the Member. Notwithstanding any provision of the Act to the contrary, the Company shall continue and not dissolve as a result of the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member or any other event that terminates the continued membership of the Member.

11.2. **Effect of Dissolution.** Upon dissolution, the Company shall cease carrying on as distinguished from the winding up of the Company business, but the Company is not terminated, but continues until the winding up of the affairs of the Company is completed and the Certificate of Dissolution has be issued by the Secretary of State.

11.3. **Distribution of Assets on Dissolution.** Upon the winding up of the Company, the Member shall liquidate Company Property if necessary or desirable, and shall cause the Company Property to be distributed:

11.3.1. to creditors, including the Member if it is a creditor, to the extent permitted by law, in satisfaction of Company Liabilities;

11.3.2. to the Member. Such distributions shall be in cash, Property other than cash, or partly in both, as determined by the Member.

11.4. **Winding Up and Certificate of Dissolution.** The winding up of a limited liability company shall be completed when all debts, liabilities and obligations of the limited liability company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the limited liability company have been distributed to the Member. Upon the completion of winding up of the Company, the Member or other person designated by the Member shall deliver a certificate of dissolution to the Arizona Secretary of State for filing. The certificate of dissolution shall set forth the information required by the Act.

ARTICLE XII. AMENDMENT

This Operating Agreement may be amended or modified from time to time only by a written instrument adopted by the Member and the Company and executed by the Member and the Company.

ARTICLE XIII. MISCELLANEOUS PROVISIONS

13.1. **Entire Agreement.** This Operating Agreement represents the entire agreement between the Member and the Company.

13.2. **Rights of Creditors and Third Parties Under Operating Agreement.** This Operating Agreement is entered into between the Company and the Member for the exclusive benefit of the Company, its Member and their successors and assignees. This Operating Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Operating Agreement or any agreement between the Company and the Member with respect to any Capital Contribution or otherwise.

IN WITNESS WHEREOF, we have hereunto set out hand and seals on the date set forth beside out names.

_____

LLC

By: _____

Title: _____

Date: _____